June 22, 2010

Via EDGAR and Federal Express

Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, DC 20549

Re:             Viacom Inc.
 Form 10-K for Fiscal Year Ended December 31, 2009
 Filed February 11, 2010
 File No. 001-32686

Definitive Proxy Statement Filed on Schedule 14A
Filed April 16, 2010
File No. 001-32686

Dear Mr. Spirgel:

On behalf of Viacom Inc., set forth below are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated June 10, 2010 concerning our Form 10-K for the fiscal year ended December 31, 2009 and Definitive Proxy Statement filed on April 16, 2010.  For the purposes of this letter, we refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 as our “2009 Form 10-K” and our Definitive Proxy Statement filed on April 16, 2010 as our “2010 Proxy Statement”.  References to “we”, “us”, “our” and the “Company” refer to Viacom Inc.  For your convenience, our responses follow the sequentially numbered Comments copied in bold from your letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 34

1.
In future filings, please provide disclosure related to revenues generated by geographic area.  We note revenues by geographic area disclosure in the Company’s Management’s Discussion and Analysis section of your Form 10-K for fiscal year ended December 31, 2008.  We believe this disclosure is important given the percentage of revenues generated internationally by the Company.  For example, we note 29% of the Company’s total consolidated revenues were generated internationally in 2008.

The Company notes that consolidated revenues generated by geographic area are disclosed in our 2009 Form 10-K in Note 18 to our Consolidated Financial Statements and that domestic and international revenues for each segment are disclosed in the "Segment Results of Operations" section of Management's Discussion and Analysis.  We respectfully submit that we deleted the revenues generated by geographic area in the "Consolidated Results of Operations" section of Management's Discussion and Analysis in an effort to remove duplicative information.

Definitive Proxy Statement Filed on Schedule 14A

Board Structure, page 11

2.
In future filings, please indicate why the Company has determined that its current board leadership structure is appropriate given the specific circumstances of the Company.  Refer to Item 407(h) of Regulation S-K.

We respectfully believe that our disclosures under "Board Structure" on page 11 of our 2010 Proxy Statement are responsive to Item 407(h) of Regulation S-K.  In response to the Staff's comment, in addition to the nearly full page of disclosure contained in our 2010 Proxy Statement, we will add in future proxy filings the following additional disclosure (new disclosure in italics):

"In keeping with good corporate governance practices, we maintain a majority of independent directors and our Board committees are comprised solely of independent directors.  Independent directors have the ability to propose agenda items, including for executive sessions, to the Chair of the Governance and Nominating Committee.  We believe our Board leadership structure provides the appropriate balance of independent directors, directors affiliated with our controlling stockholder and management directors to work together to represent the interests of our entire stockholder base."

* * * * *

In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Stephen T. Giove at Shearman & Sterling at (212) 848-7325, as he is coordinating the Company’s response.

Sincerely,

/s/ Katherine Gill-Charest

Katherine Gill-Charest
Senior Vice President, Deputy Controller
Viacom Inc.

cc:           Philippe P. Dauman, President and Chief Executive Officer, Viacom Inc.
Thomas E. Dooley, Senior Executive Vice President, Chief Operating Officer and
Chief Financial Officer, Viacom Inc.
James W. Barge, Executive Vice President, Controller, Tax and Treasury, Viacom Inc.
(Chief Accounting Officer)
Michael D. Fricklas, Executive Vice President, General Counsel and Secretary, Viacom Inc.
William Coburn, PricewaterhouseCoopers LLP
Rudy Licciardi, PricewaterhouseCoopers LLP